

Exhibit 1



Clasificadora de Riesgo Pacific Credit Rating S.A.C. ("PCR") [1]

Transition/ Default Matrices of NRSRO ratings are composed in the following subclasses:

1. Financial Institutions, Brokers, or Dealers.

2. Corporate Issuers.

3. Sovereign Issuers.

4. U.S. Public Finance.

5. International Public Finance.

Percentages may not add to exactly 100% due to rounding of decimal points.

---

[1] The information in this document includes all entities listed in Item 3 of PCR's Form.





PCR | PACIFIC CREDIT RATING — Credit Ratings Performance Measurement Statistics — Exhibit 1

1. Financial Institution, Brokers or Dealers

- The Financial Strength Ratings Category for Financial Institutions, Brokers or Dealers 1 year Transition and Default Rates – 2024-2025 (Long term)

Financial Institutions, Brokers and Dealers -1 Year Transition and Default Rates
(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2024-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC+	CC	CC-	C+	C	C-	Default	Paid off	Withdrawn (other)
AAA	36	92%		3%	6%																								
AA+	15		100%																										
AA	34	3%		94%																									3%
AA-	26			15%	85%																								
A+	0					-																							
A	8				13%		61%				13%				13%														
A-	0							-																					
BBB+	17				12%				76%	12%																			
BBB	8				13%				13%	74%																			
BBB-	6										66%													17%					17%
BB+	3											100%																	
BB	2												100%																
BB-	1													100%															
B+	1														100%														
B	1															100%													
B-	0																-												
CCC+	0																	-											
CCC	0																		-										
CCC-	0																			-									
CC+	0																				-								
CC	0																					-							
CC-	0																						-						
C+	1														100%									-					
C	6																								100%				
C-	0																									-			
Total	165																												

- The Long-Term Issuance Rating Category for Financial Institutions, Brokers and Dealers, 1 year Transition and Default Rates – 2024-2025

Financial Institutions, Brokers and Dealers -1 Year Transition and Default Rates
(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2024-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC+	CC	CC-	C+	C	C-	Default	Paid off	Withdrawn (other)
AAA	40	95%			3%																								3%
AA+	17	6%	82%																										12%
AA	43	3%		91%	3%																								3%
AA-	54			13%	87%																								
A+	0					-																							
A	1						-												100%										
A-	0							-																					
BBB+	9			11%	22%				67%																				
BBB	8									100%																			
BBB-	6										67%	17%																17%	
BB+	0											-																	
BB	0												-																
BB-	1										100%			-															
B+	0														-														
B	0															-													
B-	0																-												
CCC+	0																	-											
CCC	0																		-										
CCC-	0																			-									
CC+	0																				-								
CC	0																					-							
CC-	0																						-						
C+	0																							-					
C	1																								100%				
C-	0																									-			
Total	180																												



PCR | PACIFIC CREDIT RATING Credit Ratings Performance Measurement Statistics Exhibit 1

- The Short Term Issuance Rating Category for Financial Institutions, Brokers and Dealers
1 year Transition and Default Rates – 2024-2025

Financial Institutions, Brokers and Dealers -1 Year Transition and Default Rates

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)										Other Outcomes During 12/31/2024-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	1+	1	1-	2+	2	2-	3+	3	3-	4	Default	Paid off	Withdrawn (other)
1+	4	100%												
1	36		92%											8%
1-	9		11%	89%										
2+	8				80%	18%								
2	16					98%								
2-	0						-							
3+	1							-	100%					
3	5								100%					
3-	1									100%				
4	0										-			
Total	80													

- PCR doesn´t have Short Term Financial Strength Ratings Category for Financial Institutions, Brokers or Dealers.



PCR | PACIFIC CREDIT RATING

Credit Ratings Performance Measurement Statistics Exhibit 1

- The Financial Strength Ratings Category for Financial Institutions, Brokers or Dealers 3 year Transition and Default Rates – 2022-2025 (Long term)

Financial Institutions, Brokers and Dealers -3 Year Transition and Default Rates
(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2022-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC+	CC	CC-	C+	C	C-	Default	Paid off	Withdrawn (other)
AAA	26	81%			8%																								12%
AA+	9	22%	67%																									11%	
AA	24	13%		67%	8%																							4%	8%
AA-	31	3%		43%	35%				3%																		3%		13%
A+	0					0%																							
A	4	25%					75%																						
A-	3				33%			0%							33%														33%
BBB+	8			13%	25%				50%	13%																			
BBB	5				20%				40%	40%																			
BBB-	11				18%				9%	9%	18%																	9%	37%
BB+	2										50%	50%																	
BB	1												100%																
BB-	2										50%		50%	-															
B+	2														-	50%									50%				
B	0															-													
B-	0																-												
CCC+	0																	-											
CCC	0																		-										
CCC-	0																			-									
CC+	0																				-								
CC	0																					-							
CC-	0																						-						
C+	3														33%									-			33%		33%
C	4																								100%				
C-	0																									-			
Total	135																												

- The Long-Term Issuance Rating Category for Financial Institutions, Brokers and Dealers, 3 year Transition and Default Rates – 2022-2025

Financial Institutions, Brokers and Dealers -3 Year Transition and Default Rates
(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2022-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstandin g	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC+	CC	CC-	C+	C	C-	Default	Paid off	Withdrawn (other)
AAA	33	61%			6%																							9%	24%
AA+	12	17%	42%																									16%	25%
AA	23	4%	14%	52%	14%					4%	4%																	4%	4%
AA-	49	4%		30%	44%																								22%
A+	0					-																							
A	0						-																						
A-	0							-																					
BBB+	5				20%				60%										20%										
BBB	5			20%					20%	60%																			
BBB-	2									50%	-	50%																	
BB+	0											-																	
BB	1										100%		-																
BB-	0													-															
B+	0														-														
B	0															-													
B-	0																-												
CCC+	0																	-											
CCC	0																		-										
CCC-	0																			-									
CC+	0																				-								
CC	0																					-							
CC-	0																						-						
C+	0																							-					
C	0																								-				
C-	0																									-			
Total	130																												

 Credit Ratings Performance Measurement Statistics   Exhibit 1

- The Short Term Issuance Rating Category for Financial Institutions, Brokers and Dealers
3 year Transition and Default Rates – 2022-2025

Financial Institutions, Brokers and Dealers -3 Year Transition and Default Rates

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)										Other Outcomes During 12/31/2022-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	1+	1	1-	2+	2	2-	3+	3	3-	4	Default	Paid off	Withdrawn (other)
1+	4	75%												25%
1	24		79%										8%	13%
1-	4			100%										
2+	7				60%	20%								18%
2	14		10%		10%	60%								18%
2-	0						-							
3+	1							-	100%					
3	2								100%					
3-	0									-				
4	0										-			
Total	56													

- PCR doesn´t have Short Term Financial Strength Ratings Category for Financial Institutions, Brokers or Dealers.



PCR | PACIFIC CREDIT RATING

Credit Ratings Performance Measurement Statistics Exhibit 1

- The Financial Strength Ratings Category for Financial Institutions, Brokers or Dealers 10 year Transition and Default Rates – 2015-2025 (Long term)

Financial Institutions, Brokers and Dealers -10 Year Transition and Default Rates
(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2015-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC+	CC	CC-	C+	C	C-	Default	Paid off	Withdrawn (other)
AAA	7	43%	14%																										43%
AA+	9	67%	0%																										33%
AA	15	13%	0%	33%	20%																							7%	27%
AA-	9		11%	11%	22%																								56%
A+	0					-																							
A	2						-								50%												50%		
A-	0							-																					
BBB+	5			20%	20%		20%		-																20%				20%
BBB	6			33%	50%					-																			17%
BBB-	5								20%	20%	20%																		40%
BB+	1											-	100%																
BB	3		33%								33%		-																33%
BB-	0													-															
B+	1						100%								-														
B	1															100%													
B-	0																-												
CCC+	0																	-											
CCC	0																		-										
CCC-	0																			-									
CC+	0																				-								
CC	0																					-							
CC-	0																						-						
C+	1																							-					100%
C	1																								-				100%
C-	0																									-			
Total	66																												

- The Long-Term Issuance Rating Category for Financial Institutions, Brokers and Dealers, 10 year Transition and Default Rates – 2015-2025

Financial Institutions, Brokers and Dealers -10 Year Transition and Default Rates
(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2015-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC+	CC	CC-	C+	C	C-	Default	Paid off	Withdrawn (other)
AAA	10	10%																										70%	20%
AA+	5	20%	0%																									40%	40%
AA	6			17%	33%					16%																		17%	17%
AA-	7	29%			14%																				14%			14%	29%
A+	0					-																							
A	0						-																						
A-	0							-																					
BBB+	0								-																				
BBB	1				100%					-																			
BBB-	0										-																		
BB+	0											-																	
BB	0												-																
BB-	0													-															
B+	0														-														
B	0															-													
B-	0																-												
CCC+	0																	-											
CCC	0																		-										
CCC-	0																			-									
CC+	0																				-								
CC	0																					-							
CC-	0																						-						
C+	0																							-					
C	0																								-				
C-	0																									-			
Total	29																												



- The Short Term Issuance Rating Category for Financial Institutions, Brokers and Dealers
10 year Transition and Default Rates – 2015-2025

Financial Institutions, Brokers and Dealers -10 Year Transition and Default Rates

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)										Other Outcomes During 12/31/2015-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	1+	1	1-	2+	2	2-	3+	3	3-	4	Default	Paid off	Withdrawn (other)
1+	2	50%												50%
1	4		75%											25%
1-	2			-										100%
2+	0				-									
2	2					100%								
2-	0						-							
3+	0							-						
3	1					100%			-					
3-	0									-				
4	0										-			
Total	11													

- PCR doesn´t have Short Term Financial Strength Ratings Category for Financial Institutions, Brokers or Dealers.



2. Corporate Issuers

- Corporate Issuers 1 year Transition and Default Rates – 2024-2025 (Long term)

Corporate Issuers -1 Year Transition and Default Rates
(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																								Other Outcomes During 12/31/2024-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC+	CC	CC-	C+	C	C-	Default	Paid off	Withdrawn (other)
AAA	119	93%	1%		3%																							3%	
AA+	73	4%	95%																										1%
AA	112	1%	2%	90%	4%																							3%	1%
AA-	70	1%	3%	7%	86%				3%																				
A+	0					-																							
A	0						-																						
A-	0							-																					
BBB+	26								92%																		4%	4%	
BBB	7								14%	86%																			
BBB-	15								7%		86%																	7%	
BB+	2											100%																	
BB	0												-																
BB-	1													100%															
B+	0														-														
B	0															-													
B-	0																-												
CCC+	0																	-											
CCC	0																		-										
CCC-	0																			-									
CC+	0																				-								
CC	0																					-							
CC-	0																						-						
C+	0																							-					
C	6																								17%		83%		
C-	0																									-			
Total	431																												

- Corporate Issuers 1 year Transition and Default Rates – 2024-2025 (Short term)

Corporate Issuers -1 Year Transition and Default Rates

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)										Other Outcomes During 12/31/2024-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	1+	1	1-	2+	2	2-	3+	3	3-	4	Default	Paid off	Withdrawn (other)
1+	3	100%	0%											
1	22		59%	5%		9%							22%	5%
1-	29		4%	87%									8%	
2+	1				100%									
2	11					82%	9%							9%
2-	0						-							
3+	1							100%						
3	0								-					
3-	0									-				
4	0										-			
Total	67													



- Corporate Issuers 3 year Transition and Default Rates – 2022-2025 (Long term)

Corporate Issuers -3 Year Transition and Default Rates
(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																										Other Outcomes During 12/31/2022-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC+	CC	CC-	C+	C	C-	Default	Paid off	Withdrawn (other)
AAA	90	56%	7%		2%																						1%	22%	12%
AA+	62	3%	35%																									26%	35%
AA	107	3%	4%	44%	7%				2%		1%																	22%	17%
AA-	85	2%	2%	20%	42%				1%																		1%	20%	12%
A+	0					0%																							
A	0						0%	0%																					
A-	0							0%																					
BBB+	31								39%		3%																10%	32%	16%
BBB	24								13%	17%	8%																	54%	8%
BBB-	12										66%																	17%	17%
BB+	2										50%	50%																	
BB	1												0%																100%
BB-	1													100%															
B+	0														0%														
B	0															0%													
B-	0																0%												
CCC+	0																	0%											
CCC	0																		0%										
CCC-	0																			0%									
CC+	0																				0%								
CC	0																					0%							
CC-	0																						0%						
C+	0																							0%					
C	0																								0%				
C-	0																									0%			
Total	415																												

- Corporate Issuers 3 year Transition and Default Rates – 2022-2025 (Short term)

Corporate Issuers -3 Year Transition and Default Rates

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)										Other Outcomes During 12/31/2022-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	1+	1	1-	2+	2	2-	3+	3	3-	4	Default	Paid off	Withdrawn (other)
1+	2	100%												
1	17	6%	29%										47%	18%
1-	38		8%	3%		3%							77%	8%
2+	2				-								50%	50%
2	10					30%							50%	20%
2-	1						-							100%
3+	1						100%							
3	0								-					
3-	0									-				
4	1										-		100%	
Total	72													


- Corporate Issuers 10 year Transition and Default Rates – 2015-2025 (Long term)

Corporate Issuers -10 Year Transition and Default Rates
(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2015-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC+	CC	CC-	C+	C	C-	Default	Paid off	Withdrawn (other)
AAA	17	29%																										41%	30%
AA+	5	20%	-																									20%	60%
AA	65		3%	2%																								75%	20%
AA-	31			6%	-																							71%	23%
A+	0					-																							
A	0						-																						
A-	0							-																					
BBB+	2	50%							-																				50%
BBB	1									-																			100%
BBB-	0										-																		
BB+	0											-																	
BB	0												-																
BB-	0													-															
B+	0														-														
B	0															-													
B-	0																-												
CCC+	0																	-											
CCC	0																		-										
CCC-	0																			-									
CC+	0																				-								
CC	0																					-							
CC-	0																						-						
C+	0																							-					
C	0																								-				
C-	0																									-			
Total	121																												

- Corporate Issuers 10 year Transition and Default Rates – 2015-2025 (Short term)

Corporate Issuers -10 Year Transition and Default Rates

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)										Other Outcomes During 12/31/2015-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	1+	1	1-	2+	2	2-	3+	3	3-	4	Default	Paid off	Withdrawn (other)
1+	1	100%												
1	1		-										100%	
1-	0			-										
2+	2				-									100%
2	6					-							33%	67%
2-	1						-							100%
3+	0							-						
3	0								-					
3-	0									-				
4	0										-			
Total	11													



3. Sovereign Issuers

- Sovereign Issuers 1 year Transition and Default Rates – 2024-2025 (Long term)

Sovereign Issuers -1 Year Transition and Default Rates
(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2024-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC+	CC	CC-	C+	C	C-	Default	Paid off	Withdrawn (other)
AAA	0	-																											
AA+	0		-																										
AA	0			-																									
AA-	0				-																								
A+	0					-																							
A	0						-																						
A-	0							-																					
BBB+	1								100%																				
BBB	3								33%	-			33%	33%															
BBB-	3										100%																		
BB+	0											-																	
BB	0												-																
BB-	2												50%	50%															
B+	0														-														
B	0															-													
B-	0																-												
CCC+	1																	100%											
CCC	0																		-										
CCC-	0																			-									
CC+	0																				-								
CC	0																					-							
CC-	0																						-						
C+	0																							-					
C	0																								-				
C-	0																									-			
Total	10																												

- Sovereign Issuers 1 year Transition and Default Rates – 2024-2025 (Short term)

Sovereign Issuers -1 Year Transition and Default Rates

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)										Other Outcomes During 12/31/2024-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	1+	1	1-	2+	2	2-	3+	3	3-	4	Default	Paid off	Withdrawn (other)
1+	0	-												
1	0		-											
1-	0			-										
2+	0				-									
2	1					100%								
2-	0						-							
3+	0							-						
3	1								100%					
3-	0									-				
4	8										100%			
Total	10													



- Sovereign Issuers 3 year Transition and Default Rates ─ 2022-2025 (Long term)

Sovereign Issuers -3 Year Transition and Default Rates
(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																										Other Outcomes During 12/31/2022-12/31/2025(Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC+	CC	CC-	C+	C	C-	Default	Paid off	Withdrawn (other)
AAA	0	-																											
AA+	0		-																										
AA	0			-																									
AA-	0				-																								
A+	0					-																							
A	0						-																						
A-	0							-																					
BBB+	2								-		50%					50%													
BBB	1								100%	-																			
BBB-	3								33%		67%																		
BB+	0											-																	
BB	0												-																
BB-	3												33%	67%															
B+	0														-														
B	0															-													
B-	0																-												
CCC+	1									100%								-											
CCC	0																		-										
CCC-	0																			-									
CC+	0																				-								
CC	0																					-							
CC-	0																						-						
C+	0																							-					
C	0																								-				
C-	0																									-			
Total	10																												

- Sovereign Issuers 3 year Transition and Default Rates ─ 2022-2025 (Short term)

Sovereign Issuers -3 Year Transition and Default Rates

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)										Other Outcomes During 12/31/2022-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	1+	1	1-	2+	2	2-	3+	3	3-	4	Default	Paid off	Withdrawn (other)
1+	0	-												
1	0		-											
1-	0			-										
2+	0				-									
2	1					100%								
2-	0						-							
3+	0							-						
3	1								100%					
3-	0									-				
4	8										100%			
Total	10													



PCR | PACIFIC CREDIT RATING Credit Ratings Performance Measurement Statistics Exhibit 1

- Sovereign Issuers 10 year Transition and Default Rates – 2015-2025 (Long term)

Sovereign Issuers -10 Year Transition and Default Rates
(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2024 (Percent)																									Other Outcomes During 12/31/2015-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC+	CC	CC-	C+	C	C-	Default	Paid off	Withdrawn (other)
AAA	0	-																											
AA+	0		-																										
AA	0			-																									
AA-	0				-																								
A+	0					-																							
A	0						-																						
A-	0							-																					
BBB+	6								33%		33%			33%															
BBB	1									-	100%																		
BBB-	0										-																		
BB+	0											-																	
BB	3												67%					33%											
BB-	0													-															
B+	0														-														
B	0															-													
B-	0																-												
CCC+	0																	-											
CCC	0																		-										
CCC-	0																			-									
CC+	0																				-								
CC	0																					-							
CC-	0																						-						
C+	0																							-					
C	0																								-				
C-	0																									-			
Total	10																												

- Sovereign Issuers 10 year Transition and Default Rates – 2015-2025 (Short term)

Sovereign Issuers -10 Year Transition and Default Rates

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)										Other Outcomes During 12/31/2015-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	1+	1	1-	2+	2	2-	3+	3	3-	4	Default	Paid off	Withdrawn (other)
1+	0	-												
1	0		-											
1-	0			-										
2+	0				-									
2	1					100%								
2-	0						-							
3+	0							-						
3	1								100%					
3-	0									-				
4	7										100%			
Total	9													



4. U.S. Public Finance

- U.S. Public Finance 1 year Transition and Default Rates – 2024-2025. Long and short term

  • The 1 year long and short term U.S. Public Finance Transition and Default Rates Matrix cannot be calculated because PCR hasn´t issued U.S. Public Finance ratings.

- U.S. Public Finance 3 year Transition and Default Rates – 2022-2025. Long and short term

  • The 3 year long and short term U.S. Public Finance Transition and Default Rates Matrix cannot be calculated because PCR hasn´t issued U.S. Public Finance ratings.

- U.S. Public Finance 10 year Transition and Default Rates – 2015-2025. Long and short term

  • The 10 year long and short term U.S. Public Finance Transition and Default Rates Matrix cannot be calculated because PCR hasn´t issued U.S. Public Finance ratings.



5. International Public Finance

- International Public Finance 1 year Transition and Default Rates – 2024-2025 (Long term)

International Public Finance -1 Year Transition and Default Rates
(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2024-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC+	CC	CC-	C+	C	C-	Default	Paid off	Withdrawn (other)
AAA	1	100%																											
AA+	4		100%																										
AA	3			100%																									
AA-	6				100%																								
A+	0					-																							
A	0						-																						
A-	0							-																					
BBB+	1								100%																				
BBB	0									-																			
BBB-	0										-																		
BB+	0											-																	
BB	0												-																
BB-	0													-															
B+	0														-														
B	0															-													
B-	0																-												
CCC+	0																	-											
CCC	0																		-										
CCC-	0																			-									
CC+	0																				-								
CC	0																					-							
CC-	0																						-						
C+	0																							-					
C	0																								-				
C-	0																									-			
Total	15																												

- International Public Finance 1 year Transition and Default Rates – 2024-2025 (Short term)

- The 1 year short term International Public Finance Transition and Default Rates Matrix cannot be calculated because PCR hasn´t issued short term International Public Finance.



- International Public Finance 3 year Transition and Default Rates – 2022-2025 (Long term)

International Public Finance -3 Year Transition and Default Rates
(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																										Other Outcomes During 12/31/2022-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC+	CC	CC-	C+	C	C-	Default	Paid off	Withdrawn (other)
AAA	3	33%			33%																								33%
AA+	0		-																										
AA	2			50%	50%																								
AA-	7				43%																								57%
A+	0					-																							
A	0						-																						
A-	0							-																					
BBB+	0								-																				
BBB	1			100%						-																			
BBB-	0										-																		
BB+	0											-																	
BB	0												-																
BB-	0													-															
B+	0														-														
B	0															-													
B-	0																-												
CCC+	0																	-											
CCC	0																		-										
CCC-	0																			-									
CC+	0																				-								
CC	0																					-							
CC-	0																						-						
C+	0																							-					
C	0																								-				
C-	0																									-			
Total	13																												

- International Public Finance 3 year Transition and Default Rates – 2022-2025 (Short term)

- The 3 year short term International Public Finance Transition and Default Rates Matrix cannot be calculated because PCR hasn´t issued short term International Public Finance.



- International Public Finance 10 year Transition and Default Rates – 2015-2025 Long and short term

International Public Finance -10 Year Transition and Default Rates
(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2015-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC+	CC	CC-	C+	C	C-	Default	Paid off	Withdrawn (other)
AAA	0	-																											
AA+	0		-																										
AA	4			25%	50%																								25%
AA-	5				20%																								80%
A+	0					-																							
A	0						-																						
A-	0							-																					
BBB+	2								-																				100%
BBB	4	25%		25%						-																			50%
BBB-	9										-																		100%
BB+	0											-																	
BB	4												-																100%
BB-	2													-															100%
B+	7														-														100%
B	0															-													
B-	0																-												
CCC+	0																	-											
CCC	3																		-										100%
CCC-	0																			-									
CC+	0																				-								
CC	3																					-							100%
CC-	0																						-						
C+	0																							-					
C	0																								-				
C-	0																									-			
Total	43																												

- The 10 year short term International Public Finance Transition and Default Rates Matrix cannot be calculated because PCR hasn´t issued short term International Public Finance.



PCR RATINGS´ SCALES

1	Financial Strength Rating Scale for Financial Institutions	(Financial Strength Financial Institutions scale) NRSRO
2	Medium - and Long-Term Debt Issuance and Preferred Shares Rating Scale	(Corporate, Financial Institutions, sovereign, public finance scale) NRSRO
3	Short-Term Issuance (ST) Rating Scale	(Corporate, Financial Institutions, sovereign, public finance scale) NRSRO



■

RATING SCALES – INTERNATIONAL RATINGS

Financial Strength Rating Scale for Financial Institutions

This rating scale is used to assess the financial strength[1] of financial institutions. It includes banks, finance companies, savings and loan institutions, cooperatives, mutual associations, pension fund administrators, investment fund managers, trust companies, and other entities operating in the various markets where PCR operates.

Level	Rating	Description
Outstanding Level	AAA	It corresponds to those entities with the highest capacity to pay their obligations in the terms and time agreed, which would not be affected by possible changes in the entity, the industry to which it belongs, or the economy. The risk factors are insignificant.
High	AA	It corresponds to those entities with a very high capacity to pay their obligations in the terms and time agreed, which would not be affected by possible changes in the entity, the industry to which it belongs, and the economy. The protection factors are strong; the risk is modest.
Good	A	It corresponds to those entities that have good capacity to pay their obligations in the terms and time agreed but are susceptible to deteriorating slightly due to possible changes in the entity, the industry to which it belongs, or the economy. The protection factors are satisfactory.
Satisfactory	BBB	It corresponds to those entities that have sufficient capacity to pay their obligations in the terms and time agreed but are susceptible to weakening in the face of possible changes in the entity, the industry to which it belongs, or the economy. The protective factors are sufficient.
Does not qualify for investment	BB	It corresponds to those entities that can pay their obligations in the terms and time agreed but are susceptible to deterioration because of variability, changes in the entity and industry fundamentals to which they belong, or the economy, with the possibility of delaying payment of their obligations. The protection factors vary widely with the economic conditions and/or the acquisition of new obligations.
	B	It corresponds to those entities with the minimum capacity to pay their obligations in the terms and conditions agreed, but this is very variable and susceptible to deterioration in the face of possible changes in the entity, the industry to which it belongs, or the economy. A loss may be incurred. Protection factors vary widely with economic conditions.

---

[1] Defined as the ability to meet debt obligations.



	CCC	It corresponds to those entities with a risk of nonpayment of their obligations within the agreed terms and conditions. The ability to meet payment commitments depends on favorable economic conditions.
	CC	It corresponds to those entities with a high risk in their timely payment. Protection factors are scarce, and the risk can be substantial in unfavorable situations in the industry and the company.
	C	It corresponds to those entities that do not have sufficient payment capacity to pay their obligations in the terms and time agreed upon, and there is a high risk of loss. There is a substantial risk that contractual obligations will not be paid on time.
Non-Compliance	D	This category corresponds to entities that cannot pay their obligations within the agreed terms and deadlines, are in effective default, or are in the process of dissolution, liquidation, or bankruptcy.
	E	It corresponds to those entities that do not have sufficient information, or this information is not representative, which does not allow them to issue an opinion on their risk.

This scale may be complemented, if appropriate, by the signs '+' or '-' to signal a relative position between categories 'AA' and 'C' inclusive. Additionally, local scales are identified by adding a prefix according to the identification assigned to each country.



Medium - and Long-Term Debt Issuance and Preferred Shares Rating Scale

This rating scale applies to securities issued with maturities greater than 12 months. It is used for evaluating medium- and long-term instruments, as well as preferred stock, in the markets where PCR operates.

Eligible instruments include bonds, convertible bonds, and project-backed securities from companies with fewer than three years of representative operating history. It also covers promissory notes, bills, investment certificates, corporate notes, government securities, securitization instruments, securities issued by foreign legal entities, participation certificates, preferred shares, and other similar instruments.

Level	Rating	Description
Outstanding Level	AAA	Issues with the highest credit quality. Risk factors are practically nonexistent.
High	AA	Issues with high credit quality. Protection factors are strong. Risk is modest, although it may vary occasionally due to economic conditions.
Good	A	Issues with good credit quality. Protection factors are adequate; however, during periods of low economic activity, risks become higher and more variable.
Satisfactory	BBB	Protection factors are reasonable and sufficient for an acceptable investment. There is considerable variability in risk during economic cycles, which may cause fluctuations in the rating.
Does not qualify for investment	BB	Issues below investment grade. Their financial flexibility may limit their ability to meet obligations at maturity. The quality of these issues may fluctuate frequently, which is why they are considered speculative.
	B	Issues below investment grade. There is a higher risk of default. Protection factors fluctuate widely with economic cycles, industry conditions, and the company's management capability to overcome adverse situations.
	CCC	Issues well below investment grade. They are characterized by very high risk of timely payment. Protection factors are limited, and risk can be substantial under unfavorable industry or company-specific conditions.
Non-Compliance	DD	Issues where payment of interest and/or principal has been missed, or the issuer has incurred other default events.
	DP	Preferred shares with overdue payment of preferred dividends.
	E	Corresponds to shares for which sufficient information is not available, or the information is not reliable enough to form an opinion on their risk.



This scale may be complemented, if appropriate, by the signs '+' or '-' to signal a relative position between categories 'AA' and 'C' inclusive. Additionally, local scales are identified by adding a prefix according to the identification assigned to each market.



Short-Term Issuance (ST) Rating Scale

This rating scale applies to securities issued with maturities of 12 months or less. It is used to evaluate the short-term instruments traded in the markets where PCR operates.

Eligible instruments include commercial paper, bills, promissory notes, certificates of deposit, stock-market paper, and other short-term securities used across PCR's markets.

Category	Rating	Description
High level	1+	Securities with the highest certainty of timely payment. The debtor presents short-term liquidity, strong protection factors, and excellent access to alternative funding sources.
	1	Securities with very high certainty of timely payment. Liquidity and debtor protection factors are very good. Risks are negligible.
	1-	Securities with high certainty of timely payment. The debtor's liquidity is good and supported by solid protection factors. Risks are small.
Good	2	Securities with certainty of timely payment. Liquidity and other aspects of the debtor are firm; however, ongoing funding needs may increase total funding requirements.
Satisfactory	3	Satisfactory liquidity and other protective factors make the security an acceptable investment. Timely payment is expected; however, risk factors are greater and subject to change.
Does not qualify for investment	4	Securities with speculative investment characteristics. Liquidity is insufficient to guarantee debt service. Protection factors vary significantly.
Non - Compliance	5	Securities where payment terms have not been met.
	E	Securities that lack sufficient or reliable information. This scale does not allow for an opinion on their risk.

This scale may be complemented, if appropriate, by the signs '+' or '-' to signal a relative position between categories '2' and '3' inclusive. Additionally, local scales are identified by adding a prefix according to the identification assigned to each market.



<u>Default Criteria</u>

PCR Default Criteria is as follows:

1. **Objective**
   Describe the methods and criteria used by PCR to rate the risk of non-compliance level instruments.

2. **Scope**
   These instructions are applied in the evaluation of new and current clients by all PCR offices. For any information, please get in touch with us at metodologias@ratingspcr.com.

3. **Basic conditions**
   The methodology used by PCR evaluates both quantitative and qualitative aspects. Within the quantitative aspect, the analysis of the balance sheet and the profit and loss statement is the starting point for rating financial instruments. The evaluation seeks to identify when these do not meet the minimum conditions to proceed to assign them the level of non-compliance in the delivery of information or non-compliance with their financial obligations.

   3.1. Non-compliance in the delivery of information.
   For these cases, the grade "E" will be assigned considering:
   • Annual financial statements of the issuer or guarantor, as applicable, are not accepted as reliable.
   • The issuer or the guarantor, having them, does not provide the information required for the rating.
   • The issuer or guarantor provides false or biased information.
   • When it is required to present consolidated financial statements but fails to do so.
   • When, despite the existence of reliable financial statements, the sponsors are ineligible for reasons of suitability.
   • Where other methodological sections of the PCR rating manual are so required, as stipulated in this rating manual.

   a) **No reliable information**
   The annual financial statements will be considered to be unreliable, and therefore the instruments will be automatically classified as non-compliant when they are in any of the following situations:

   • When, having been requested by PCR and after the deadlines dictated by the competent authority for the mandatory submission of audited financial information have been met, the issuer does not provide financial statements audited by external auditing firms.
   • When the external auditors' opinions are withheld due to discrepancies with the application of the accounting plan, there are insufficient elements of judgment, there is a lack of uniformity in the presentation of information and in the preparation of financial statements, among others, or an adverse opinion is issued, the causes of which persist at the date of qualification.
   • When the external auditors have been changed, and the results are substantially different from those obtained in previous years.
   • When a high degree of manipulation is present.
   • When they should present consolidated financial statements but do not do so.

   Annual financial statements that are not externally audited and those examined by external auditors who at the time of the evaluation were not registered in the Register of Auditors kept by the competent authority or whose operating authorization has been suspended or canceled



because of their lack of suitability or failure to perform their duties, shall be considered unreliable financial statements from the external audit point of view.

Concerning previous financial statements, it must also be verified whether the external auditors have maintained, for at least the last two fiscal years, a professional relationship other than auditing with the issuer.

Financial statements shall be considered to have a high degree of manipulation when this is significant or periodic. Manipulation shall be understood as those accounting entries that have affected the financial statements without economic justification and that distort the real financial situation of the company, showing pronounced changes about previous years without apparent support.

To evaluate the significance and periodicity of the manipulations, proceed as follows:

1) All events susceptible to be considered as manipulation will be extracted from the financial statements of the period to be analyzed.
2) The periodicity of the manipulations will be established based on the number of manipulations detected in the period.
3) All financial indices will be recalculated, considering the effect of manipulation.

b) **Discontinuity in the delivery of information**
Any instrument whose issuer does not provide the risk rating agencies, in a complete and timely manner, with the minimum accounting and financial information required to carry out the instrument rating process, will be classified as non-compliant.

Periodic information required shall be understood as all the public and private information needed to carry out the rating, following the rules appearing in the company's risk rating manual and the rules issued on the matter by the securities market authority.

c) **Delivery of false or biased information**
Those instruments for whose rating the issuer has provided false or biased information, in the sense that it leads to erroneous conclusions concerning a risk opinion, will be classified at a non-compliance level.

d) **Non-presentation of consolidated financial statements**
The financial position of an economic group is measured through the evaluation of the companies that comprise it. The consolidation of financial statements must effectively and clearly show the conditions it has to meet its obligations. The non-presentation of consolidated financial statements is a minimum condition for assessing the risk of a given economic group.

e) **Suitability of sponsors**
When, despite presenting reliable financial statements, they have as sponsors:

• Groups or individuals expressly prohibited from doing business of any kind because they are involved in judicial, administrative, or tax proceedings.
• Groups or individuals who lack experience in similar businesses.

3.2. Failure to meet financial obligations.
It will be considered as non-compliance of financial obligations or "Default", assigning the rating "D" when the issuer does not comply with one or more of its financial obligations; "DD" in long and medium-term issues where the payment of interest and/or principal has defaulted; "DP" in preferred shares with delay in payment of preferred dividends; and assigning the rating "5" in short term issues. It is understood that such default refers to the payment of interest or principal in the agreed period or



that the issuer has incurred other causes of default. This default may be general or partial, i.e., failure
to comply punctually with all or most obligations. Likewise, it will be considered as default or "Default" when it is known that the issuer or institution has filed for bankruptcy, takes a similar action that threatens the payment of a financial obligation, or is in the process of liquidation.

3.2.1. Exceptions
While non-compliance with the obligations is noted, PCR may consider an exception in the following cases:
- In the process of restructuring.
- When the creditors accept an agreement for a new term or form of payment, which may be nonmonetary, for example, fixed assets (real estate, machinery, equipment, etc.).
- Whether payments will be made within five business days in the absence of any stated grace period.

3.2.2. Application of the appraisal

The default rating shall apply to the following categories:
- Short-term (ST), medium-term (MP), and long-term (LP) emissions.
- Preference shares (AP)
- Rating of insurance company obligations (CPAs)
- Fiduciary risk
- Securitizations (IT)
- Trust-specific risk.

 

Credit Ratings Performance Measurement Statistics   Exhibit 1

History of Rating Actions

In accordance with the rules of the Securities and Exchange Commission, PCR will make and keep publicly available on its internet website the ratings action information required pursuant to 17 CFR §240.17g-7(b), at the following URL:

https://ratingspcr.com.mx/ww2/